   Tel: 800-455-EECP (3327) ∙ 516-997-4600 ext 145   Fax: 516-997-2299
   www.vasomedical.com     www.EECPforum.com

September 6, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attention:  Mr. Jay Webb

RE:  SEC letter dated August 8, 2013 to Vasomedical, Inc.

Dear Sir:

This letter is in response to the SEC comment letter referenced above and we respond as follows.

Index to Consolidated Financial Statements, page F-1
Report of Independent Registered Public Accounting Firm, page F-2

1. We note that Rothstein Kass indicated in its audit report that it did not audit the consolidated financial statements of one of your wholly-owned subsidiaries for the four months ended December 31, 2011. We also note that those statements were audited by other auditors whose report has been furnished to Rothstein Kass, and its opinion, in so far as it relates to the amounts included for the wholly-owned subsidiary, is based solely on the report of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Accordingly, please amend your December 31, 2012 Form 10-K to include the other auditor’s report.

Response:

We will amend the Form 10-K for the year ended December 31, 2012 and the 10KT for the transition period June 1, 2011 to December 31, 2011 to include the revised report of Rothstein Kass as noted in response to question 2 below. We intend to file the amended 10K and 10KT on or before September 13, 2013.

2. In a related matter, please note if a principal auditor makes reference to the work of another auditor in its report, the auditor’s report filed in accordance with Rule 2-05 of Regulation S-X must comply with PCAOB Auditing Standard No. 1 as well as Article 2 of Regulation S-X. In light of the disclosures in the Rothstein Kass audit report that “[t]he opinion of the other auditors was qualified for certain assets and liabilities of the wholly-owned subsidiary,” please tell us how the other auditor’s report would comply with Rule 2-02(b) of Regulation S-X and SAB Topic 1(E)(2).

Response:

We will amend the Form 10-K for the year ended December 31, 2012 (and Form 10-KT for the transition period June 1, 2011 to December 31, 2011) to include a revised opinion of the principal auditor that does not make reference to the work of another auditor in their report on the Company’s consolidated financial statements for the transition period June 1, 2011 to December 31, 2011.

Our auditors have informed us that their decision not to make reference to the work of another auditor in their report is substantially predicated on their review of AU Section 543 “Part of Audit Performed by Other Independent Auditors”  and on the audit work performed contemporaneously with their original report for the period ended December 31, 2011.   Further, at or for the transition period ended December 31, 2011, the foreign subsidiary’s total assets, total revenues and net income were approximately 4%, 3% and 4%, respectively, of consolidated figures (computed without regard to intercompany eliminations).  AU543.02 states that “ the auditor should consider, among other things, the materiality of the portion of the financial statements he has audited in comparison with the portion audited by other auditors, the extent of his knowledge of the overall financial statements, and the importance of the components he audited in relation to the enterprise as a whole”   Based upon the size of the foreign entity, and the requirements of AU Section 543, our auditors have concluded that it would be appropriate not to make reference to the work of another auditors.

3. In addition, to the extent the other auditor is not registered with the PCAOB, please have your auditors explain to us their consideration of the “substantial role” test defined in PCAOB Rule 1001(p)(ii) and the reasons for concluding that PCAOB registration is not required.

Response:

LehmanBrown Lu Hua CPA firm is a PCAOB registered firm.  Please see the PCAOB link below.

https://rasr.pcaobus.org/Firms/FirmSummaryPublic.aspx?FirmID=674E3DF65A611E64029D66BEBAFA7D2D

Notes to Consolidated Financial Statements, page F-7
NOTE B – Summary of Significant Accounting Policies, page F-7
Revenue Recognition, page F-8

4. We see that you recognize commission revenue in your Sales Representation segment when the underlying equipment has been accepted at the customer site in accordance with the specific terms of the sales agreement. We also see that amounts billable under the agreement with GE Healthcare in advance of the customer acceptance of the equipment are recorded as accounts receivable and deferred revenue in the Consolidated Balance Sheets. Please tell us the specific U.S. GAAP that you considered when determining how to account for revenue transactions in your Sales Representation segment. Also, specifically tell us why it is appropriate under U.S. GAAP to record accounts receivable for commissions related to equipment that has been shipped but not yet accepted by the final customer.

Response:

Under our agreement with GE Healthcare (“GEHC”), GEHC pays the Company a commission.  In accordance with the agreement GEHC pays the Company fifty percent of the commission at the time the order is received (not when it is shipped) and fifty percent of the commission when the order is completed by delivery and acceptance to their customer.  At the time the order is received therefore, the Company records a receivable for the 50% of the commission and offsets this to deferred revenue.  At the time the order is completed the Company records a receivable for the remaining fifty percent commission and records this as recognized revenue including the amount previously deferred.

We follow the FASB Accounting Standards Codification (“ASC”) Topic 605 “Revenue Recognition” and SEC Staff Accounting Bulletin Topic 13 “Revenue Recognition”.  The Company recognizes commission revenue in its Sales Representation segment (see Note C to our 12/31/2012 financial statements filed on Form 10-K) when persuasive evidence of an arrangement exists, service has been rendered, the price is fixed or determinable and collectability is reasonably assured.  These conditions are deemed to be met when the underlying equipment has been accepted at the customer site in accordance with the specific terms of the sales agreement.

Form 8-K/A Dated January 24, 2012 filed on February 3, 2012
Exhibit 17

5. We refer to the allegations by Mr. Dempsey in this Exhibit regarding inconsistent and perhaps inaccurate recognition and reporting of commissions earned by VasoHealthcare (“VHC”). In this regard, please provide us with the following:

☐ Clearly describe to us the allegations reported to the Board by Mr. Dempsey, including the circumstances or transactions that gave rise to the recognition and reporting practices that he considered inaccurate.

Response:

Mr. Dempsey alleged at the January, 2012 directors meeting that revenue earned under the GEHC agreement (the “Agreement”) may have been improperly and inconsistently reported by the Company in its Report on Form 10-Q for the quarter ended November 30, 2011.  For informational purposes, the alleged issue involves how commissions are earned under the Agreement.  In this regard, the Agreement provides that the Company earns higher annual commission rates as greater order “tiers” are achieved during the year.  These higher commission rates are applied by GEHC retroactively to all orders received during the calendar year.  In December 2011, prior to completing and filing the report for the quarter ended November 30, 2011, the Company was advised by GEHC that the next higher tier had been achieved.  Accordingly, the higher commission rate applied to all orders received to that date for the calendar year 2011.  The Company, in the quarter ended November 30, 2011, appropriately recorded the adjustment to recognized revenue on orders that were completed for the period January 1, 2011 through November 30, 2011, in the amount of $1,617,218.  Total reported revenue for the quarter ended November 30, 2011 was $9,953,328, of which $8,620,367 was revenue from VHC.  Further, this method of reporting revenue under our tiered commission structure with GEHC has been consistently applied during all reporting periods.

    ☐ Tell us the periods to which the allegations related and quantify the VHC revenues for the respective periods.

Please refer to the response above.

☐ Describe to us in detail the preliminary determinations made by the independent Audit Committee which was delivered to the Board at the January 24, 2012 meeting after discussions with the company’s independent auditor.

The preliminary determinations by the independent Audit Committee were, based on the same rationale as set forth above, that revenue has been properly reported by the Company for all reporting periods.

☐ Summarize for us the independent Audit Committee’s final findings and recommendations subsequently provided to the Board in its written presentation.

Response:

The final findings and recommendations are as follows:

The Audit Committee concluded that:

1.  The application of revenue recognition is consistent and correct.
2.  The application of management's estimate is consistent and reasonable.
3.  The timing of the adjustment of management's estimate is correct and required.

The adjustment to revenue in question was not made with respect to the applicability or non-applicability of revenue recognition, but to the application of management’s estimate for the value of the revenue.  The persuasive elements of revenue recognition were met when revenue was first recorded for the products at the time GEHC delivered them to the customer.  The basis of management’s adjustment to the estimate inherent in the process of preparing the financial statements is the correct application of FASB Statement of Accounting Standards No. 165, further codified by Accounting Standards Update No. 2010-09, specifically making the adjustment for a “Recognized Subsequent Event.”

The following are the recommendations of the Audit Committee following its investigation and conclusions regarding this matter:

The Company should provide direct access to the Audit Committee for anyone who has a question with accounting practices.

☐ If the allegations were found to be with merit, please quantify the impact of the inaccurate recognition and reporting practices on reported revenues in each reported period, and tell us how the company corrected any errors or its basis for concluding that no action should be taken.

Based on the investigation and review by the Audit Committee the Company determined that Mr. Dempsey’s allegations were without merit, and therefore no corrections or adjustments to previously issued financial statements were required.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Michael J. Beecher
Michael J. Beecher
Chief Financial Officer